Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Joint Statement of

Doug Parker, CEO of US Airways, and Tom Horton, CEO of American Airlines

Senate Judiciary Committee Subcommittee on Antitrust, Competition Policy, and Consumer Rights

Hearing on

“The American Airlines/US Airways Merger: Consolidation, Competition, and Consumers”

March 19, 2013

Chairman Klobuchar, Ranking Member Lee, and Members of the Subcommittee, American Airlines and US Airways have jointly prepared this statement for the Subcommittee to outline the benefits of our proposed merger.

The merger of American Airlines and US Airways and the creation of the New American Airlines will be good for competition, consumers and choice. Expanding our network is the motivation for bringing these airlines together. The integration of the complementary networks of American and US Airways will enhance competition in a highly competitive marketplace and will deliver significant benefits to our customers, our employees, our shareholders and creditors, and the communities we serve:

•	Customers: more flights to more destinations, domestic and international, supported by a stronger oneworld alliance that builds on our global larger network

•	Communities: renewed commitment to serve small and medium sized communities including, where appropriate, increased service and additional destinations

•	Employees: significantly improved job security and better opportunities for our employees and a near term path to compensation comparable to their counterparts at the other large airlines

•	Shareholders and Creditors: a solid financial foundation that will allow us to compete effectively and profitably in the global aviation marketplace.

Our customers support the merger. They have told us, loudly and clearly, that both the American and US Airways networks need to be improved in ways we cannot accomplish on our own. By combining our complementary systems, we will create the network our customers want, one that can compete with the larger networks of Delta and United and with the cost advantage of Southwest Airlines and a host of fast growing low cost airlines.

Our communities endorse the merger. Those communities understand the benefits of a larger network and more choices for travelers and local economies and the benefits of better pay, job security and compensation for our employees. Indeed, the Committee has received letters and statements of support from elected officials and leaders of the communities we serve.

Our employees enthusiastically support the merger. An airline is only as good as the people who work for it. We believe that the merger will result in a highly productive team, dedicated to providing consistent high-quality, safe, and efficient service. Our employees see the merger as an opportunity to return to competitive wages, with an end to the cycle of furloughs and the uncertainty of the last decade, and they are dedicated to the common goal of becoming the most successful airline in the world. The strong support of all of our employees and their unions is powerful evidence of the cooperation that led to this merger. Indeed, the unions that represent our employees have provided letters of support and statements to the Committee.

Our shareholders and creditors support the merger. The American Airlines restructuring will be one of the most successful in history, with an enhanced opportunity for a full recovery to creditors and a distribution to equity holders.

American Airlines’ Challenge

Our path to this merger was the product of more than ten years spent in the most challenging environment ever faced by our industry. Every single element of our operations has been stressed in the last decade. The tragic events of September 11, 2001, which most directly affected American Airlines and its employees, the 2000-03 economic recession, the spike in fuel prices in the summer of 2008, and the subsequent collapse of the financial markets that began in September of 2008, all had a profound impact on the airline industry. For those who don’t think that the airlines operate in an incredibly complex and highly competitive environment, consider that since September 11, nineteen airlines with operations in the United States have declared bankruptcy. Six of those airlines were liquidated. While the airline business has always faced unique challenges, the past decade has been the most daunting period ever faced by the industry.

The airlines that survived that trauma are those which best delivered what the customers want to buy and did so in the most cost-effective manner possible. We each recognized that our customers wanted broader networks that expanded their travel options. The need to respond to this consumer demand led US Airways to merge with America West and also motivated the combinations of Delta and Northwest, United and Continental, and most recently Southwest and AirTran.

American Airlines faced bankruptcy in 2003 but avoided it due to major cost reductions offered by its employees, many of whom are members of organized labor groups. The reprieve was short-lived, however. Competitors were able to shed costs through their bankruptcies, enhance their networks through complementary mergers, and expand their international offerings through successful global alliances. All the while, American Airlines struggled as we were forced to compete with carriers that had emerged from bankruptcy leaner, but with greater muscle created by broader networks.

While not the desired path, American saw this bankruptcy as a chance to completely reorganize the airline. American reduced its senior management ranks by 35 percent and its overall management team by 15 percent. At the same time, American entered into arduous, but ultimately productive, negotiations with each of its unions leading to new labor contracts. American renegotiated major supply contracts and leases and canceled others. American sought and obtained concessions and reduced costs across every business line of the airline. This was all designed to return American Airlines, as it emerged from bankruptcy, as a more agile, tougher competitor with a stronger leadership team. The tireless effort to return to profitability yielded improved results.

Bankruptcy, however, did not address the fundamental network issue that was enabling competitors to win away important business. Thus, it was not long, before American was approached by US Airways with a proposal that would enable the two airlines together to build a better network through a merger. While American Airlines initially had intended to emerge from bankruptcy first, and then examine potential partners, it quickly became clear that the potential cost savings and improved network offered by the unsolicited proposal from US Airways warranted careful examination. We accomplished this by allowing all of the parties including our two airlines, the Creditors’ Committee, the Ad Hoc Committee that included major unsecured creditors, and the Pension Benefit Guarantee Corporation (PBGC), to closely scrutinize the proposed merger and analyze its benefits. Ultimately, our two Boards of Directors and the Creditors’ Committee voted to approve the merger and it was announced on February 14, 2013.

The New American Airlines

The combination of American and US Airways will create a new more competitive global airline, the New American Airlines. When combined, the New American Airlines will be the largest airline in the United States. It was not size, however, that led us to merge. It is the unparalleled benefits from integrating our two networks. We will be highly competitive in the domestic market we serve, but far from dominant. The merged airline will have less than 25 percent of domestic available seat miles (an industry measure of capacity). We will compete against the nationwide networks of Delta with 21 percent, United with 19 percent, and

Southwest with 19 percent. All of these carriers are years ahead of us in the integration of their merged assets. In the case of Delta and United, they also have the benefit of very strong international alliances that feed substantial passenger traffic to them.

The combined company will operate under the American Airlines brand and will maintain its headquarters in the Dallas-Fort Worth area and a significant presence in Phoenix. The ownership with be split 72%/28% between current American stakeholders and US Airways shareholders. Our company will be led by Tom Horton, as chairman through the first annual shareholders meeting, and Doug Parker will serve as the chief executive officer and as a member of the Board of Directors. We will draw the remainder of the management team from the best of our two teams. We have conservatively estimated over $1 billion in net synergies from increased revenues delivered by our combined, enhanced network and cost reductions from scale and elimination of duplicative systems.

The Competitive Environment

We have no illusions — this will not be easy. Built around three other large network airlines and six fast growing low cost regional airlines, the U.S. domestic airline industry is and will remain extremely competitive. Internationally, the marketplace is equally competitive with two global alliances, both larger than ours, and a host of other airlines competing globally, some with the support of governments. The combination of American and US Airways, and the enhancement of the oneworld alliance will allow us to compete more successfully in both domestic and international markets.

The New American Airlines will Benefit Consumers

More than ever, consumers want the ability to reach a broad range of destinations, whenever they want, on one airline system. Because of the limited size and scope of our respective networks, neither American nor US Airways is able to respond fully to that demand and both operate at a competitive disadvantage to the larger networks of Delta and United. The merger will join two highly complementary networks across the globe, filling critical competitive service gaps for each airline, and create a better and more competitive alternative for consumers.

A broader airline network is better for passengers because it gives them more choices, a wider variety of services, and more competition on more routes. The network is able to provide these choices and services because it aggregates demand that independently cannot support profitable service but collectively can do so. Adding more origins and destinations to hubs has an exponential effect on the number of possible routings served by a network, the number of passengers that can be served, and the ways that they can be served. It is these benefits which we seek to provide to passengers by combining the complementary networks and nine hubs of American and US Airways. And by providing those benefits, the New American will enhance competition.

Consumers will benefit from this enhanced competition. The New American, a better airline with a significantly expanded network, on a sound financial footing, will challenge our competitors and offer the flying public more and better travel choices including service to 336 destinations in 56 countries. Also, we expect to compete fiercely for traveler’s loyalty with the first and best mileage rewards program, AAdvantage. When we merge programs we will provide our customers the opportunity to earn and redeem rewards across more destinations in a much larger network, especially in desirable international locations. Importantly, we will keep the iconic American Airlines brand.

New Aircraft Deliveries Will Enhance Efficient Flight Operations and Satisfy Consumers

As we integrate our fleet of existing aircraft and improve our flight operations, our competitive posture will improve. In the near future, we will receive over 600 new aircraft from combined purchases that we have made. Those will be the latest, most fuel efficient Boeing and Airbus aircraft. In addition, we have options to take delivery of another 500 plus airplanes. Older aircraft will be retired and we will reduce fuel costs as well as New American’s carbon footprint.

When those aircraft are delivered we will have one of the youngest fleets in the United States. The new aircraft will allow us to adopt the latest aviation technology to fly efficiently and safely to destinations through our network. And we will equip our airplanes with new equipment that will make them attractive to today’s very demanding passengers and provide features that those passengers prefer.

Our Expanded Network means better Service for Small and Medium-Sized Communities

We will remain committed to extensive service to small and medium-sized communities throughout our merged network and, where appropriate, we expect to increase service and add destinations. US Airways has historically provided extensive service to smaller communities and the merger will allow us to continue to extend that focus building on complementary service offered by American Eagle. The broader network created by the merger will give us the ability to bring heightened levels of service to those communities that neither airline could afford to provide on its own, and the number of passengers benefitting from the existing combination of service will grow as communities receive new online connecting service. To illustrate the effect of the superior combined network, the merger will create over 1,300 new connecting routes benefitting millions of passengers, many in small and medium-sized communities.

Figure 1: The Domestic Networks of American Airlines and US Airways are Highly Complementary, Resulting in Improved Coverage throughout the U.S.

Nationally, the merger will join two highly complementary networks filling critical gaps for each carrier. Domestically, American currently serves 48 cities not served by US Airways and US Airways serves 64 cities not served by American, almost all small and medium-sized communities, many of which over time will be candidates for service to the other airline’s hubs. In particular, US Airways will fill American’s and oneworld’s critical network gaps in the Northeastern and Southeastern United States allowing passengers access to American’s and oneworld’s systems and American’s and oneworld’s passengers more convenient access to those populous regions. Likewise, American will fill US Airways’ network gaps in the Central United States with the unique cities served from its Chicago and Dallas hubs and provide US Airways’ passengers expanded international travel opportunities. The New American Airlines will give passengers — especially those in small and medium-sized communities — improved connecting options with service when they want it to go to more places than ever before.

Some of the new connecting opportunities involve cities familiar to this Subcommittee. For example, American Airlines serves Dubuque, Sioux City and Waterloo, Iowa, three cities not served by US Airways. But American Airlines does not serve a number of cities in New York such as Albany, Binghamton, Elmira, Ithaca, Long Island-McArthur and Newburgh. The New American Airlines creates new online connections between Iowa and New York. Similarly, US Airways serves Flagstaff and Yuma, AZ, two cities not served by American Airlines. But US

Airways does not serve cities like Rochester, MN. The merger of American Airlines and US Airways creates new online connections between Minnesota and Arizona.

The best example of our commitment to smaller communities is our service to and from the Nation’s Capital. US Airways currently serves 40 small and medium-sized communities from Reagan National Airport. No other airline at Reagan provides any significant service to smaller communities. Indeed, because they do not operate hubs there, other carriers at Reagan National cannot economically serve smaller cities. Of course we have heard calls for the combined carrier to divest slots at Reagan. But slot divestitures at Reagan National would only create private benefit for carriers picking up the slots to serve larger cities with existing service at the expense of the small communities that would suffer from decreased service.

The Merger Will Not Adversely Affect Competition

The merger will lead to more than 6,700 flights daily to more than 330 destinations in over 50 countries, but result in overlaps on only 12 of the over 900 non-stop airport to airport routes the New American will serve. Most of the overlap routes connect our existing hubs, where there is significant competition. With the expiration in the fall of 2014 of the Wright Amendment, which limits flights out of Dallas’s Love Field, non-stop competition will be present or added on nearly all airport pair overlaps. This limited number of overlaps compares favorably with the most recent large airline mergers of Delta/Northwest, United/Continental and Southwest/AirTran, all of which received Justice Department clearance because the combination of those carriers created substantial consumer benefits with minimal competitive overlap.

Figure 2: Comparison of Domestic Overlaps in Recent Airline Mergers

Measure	Delta/Northwest (2008)	United/Continental (2010)	Southwest/ AirTran (2011)	US Airways / American Airlines (2013)
Non-Stop Airport-to- Airport Overlapping Routes	11	13	23	12
Non-Stop City-to- City Overlapping Routes	13	14	24	17

Overlaps are based on 5+ roundtrips per week.

Source: OAG data.

Low Cost Carriers Will Continue to Offer Strong Competition

Competition in the airline industry will not be limited to Delta, United and New American. The low cost carriers will continue to offer strong competition to the New American Airlines and the other legacy carriers. In addition to Southwest/AirTran, Alaska, Jet Blue, Spirit, Allegiant, Frontier, and Virgin America will continue to grow and provide competitive offerings that are attractive to consumers. The six low cost airlines are tough, agile competitors providing attractive service, and innovative product offerings in the most competitive markets in the United States. They can and will add new service, challenge our fare offerings, and move quickly to address whatever we offer in the market.

When considering the competitive advantage of lower costs, it also is important to recognize the evolution of Southwest Airlines. Southwest is no longer the small upstart, but instead is now the third largest airline in the U.S., a vigorous competitor with a nationwide network offering service to almost all major communities across the country. It has grown rapidly and employs 46,000 employees and operates 3,500 flights daily on a fleet of nearly 700 aircraft. Through its acquisition of AirTran, it now offers international service to many Latin American and Caribbean countries.

The Merger Will Boost International Competition and Passenger Choice

This merger will increase competition internationally by combining and expanding the two airlines’ networks (which have zero overlapping routes) and creating a stronger oneworld global partnership, one better able to compete with the larger STAR and SkyTeam alliances.

Combining the American and US Airways Atlantic operations and moving US Airways from the STAR Alliance to oneworld will increase competition across the Atlantic with three alliances offering a comparable number of airline seat miles. See Figure 4 below. By adding US Airways hubs in Philadelphia and Charlotte to oneworld, the alliance will have for the first time connecting hubs in the Northeastern and Southeastern United States, and East Coast passengers served by US Airways will have greater opportunities for transatlantic travel. By combining our networks, US Airways passengers will enjoy access to the many markets in Latin and South America served by American’s extensive network. Also, the combination of American and US Airways will provide the foundation for increased Transpacific service, create a more effective and competitive partnership with the Pacific region oneworld airlines, and leave the New American and oneworld better positioned to compete for new routes from the United States to Asian destinations, especially to China.

As a result, consumers will benefit with greater choices of direct service to international locations at competitive prices, with improved service through the introduction of more new aircraft with modern, attractive seat configurations and innovative on board products.

Figure 3: The Combined Airlines, especially due to improved east coast service, will makes oneworld more attractive to consumers and therefore more competitive.

Conclusion

We are proud to be working together as partners to create the New American Airlines, which will be good for competition, consumers and choice, and is supported by our customers, employees, the communities we serve and our shareholders. We started our careers together, and we are glad to be working together again. Over the last 25 plus years we have learned a lot in this business. Nothing remains the same. We have managed in the aftermath of airline deregulation, competed with new entrants, and worked through mergers and bankruptcies and the most challenging financial environment ever faced by our industry. We have seen many airlines disappear, including legendary airlines like TWA and Pan Am. We know that adaptability and responsiveness to consumers will be the keystones to our success as we merge our two airlines. The New American will be capable of competing with all and ceding to none.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.